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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                        -----------------------

                            SCHEDULE 14D-9
                          (AMENDMENT  NO. 7)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                ---------------------------------------

                            ITT CORPORATION

                       (Name of Subject Company)
                       -------------------------

                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)
                 ------------------------------------

                      COMMON STOCK, NO PAR VALUE
(INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                            PURCHASE RIGHTS)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)
                 -------------------------------------


                         RICHARD S. WARD, ESQ.
                       EXECUTIVE VICE PRESIDENT,
                GENERAL COUNSEL AND CORPORATE SECRETARY
                            ITT CORPORATION
                      1330 AVENUE OF THE AMERICAS
                        NEW YORK, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            WITH A COPY TO:

                        PHILIP A. GELSTON, ESQ.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000

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                             INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

         Reference is made to the Company's soliciting materials which are filed as Exhibit 44 hereto and are incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

         On March 25, 1997, Hilton filed a Reply Memorandum of Points and Authorities in Support of Hilton's Motion for a Preliminary Injunction Requiring ITT to Conduct its Annual Meeting in May 1997 (the "Memorandum in Support of the Hilton Annual Meeting Motion"). On March 28, 1997, the Company filed a Motion and Memorandum to Strike Affidavits Submitted with Hilton's Reply Memorandum or, in the Alternative, for Leave to File Three Surreply Affidavits (the "ITT Motion and Memorandum to Strike Hilton



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Affidavits").  Copies of the Memorandum in Support of the Hilton Annual Meeting
Motion and the ITT Motion and Memorandum to Strike Hilton Affidavits are filed as Exhibits 45 and 46 hereto, respectively, and are incorporated herein by reference.

         The Company has agreed to sell 4.5 million shares, or 100% of its holdings, of the capital shares of Alcatel Alsthom for proceeds of approximately $530 million, subject to final settlement. A copy of a press release announcing the transaction is filed as Exhibit 47 hereto and is incorporated herein by reference.


ITEM 9. EXHIBITS.

         The response to Item 9 is hereby amended by adding the following new exhibits:

44.           Letter to the stockholders of the Company dated March 31, 1997.

45. Reply Memorandum of Points and Authorities in Support of Hilton's Motion for a Preliminary Injunction Requiring ITT to Conduct its Annual Meeting in May 1997 dated March 25, 1997.

46. ITT Motion and Memorandum to Strike Affidavits Submitted with Hilton's Reply Memorandum or, in the Alternative, for Leave to File Three Surreply Affidavits dated March 28, 1997.

47.           Text of Press Release issued by the Company dated March 31, 1997.


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                               SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                  ITT CORPORATION



                                  By   /S/ RICHARD S. WARD
                                     --------------------------
                                     Name: Richard S. Ward
                                     Title: Executive Vice President,
                                            General Counsel and
                                            Corporate Secretary


Dated as of March 31, 1997


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                                 EXHIBIT INDEX

Exhibit                           Description                          Page No.

(44)          Letter to the stockholders of the Company dated
              March 31, 1997 . . . . . . . . . . . . . . . . . . . . .

(45)          Reply Memorandum of Points and Authorities in
              Support of Hilton's Motion for a Preliminary
              Injunction Requiring ITT to Conduct its Annual
              Meeting in May 1997 dated March 25, 1997 . . . . . . . .

(46)          ITT Motion and Memorandum to Strike Affidavits
              Submitted with Hilton's Reply Memorandum or, in
              the Alternative, for Leave to File Three Surreply
              Affidavits dated March 28, 1997. . . . . . . . . . . . .

(47)          Text of Press Release issued by the Company dated
              March 31, 1997. . . . . . . . . . . . . . . . . . . . .







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